UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Ansoft Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
036384 10 5
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	036384 10 5	Page 2 of 5

1	NAMES OF REPORTING PERSONS. I.R.S. ID Nos. of Above Persons Nicholas Csendes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,139,506

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,139,506

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,139,506

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	036384 10 5	Page 3 of 5
Item 1.
(a)	Name of Issuer

Ansoft Corporation

(b)	Address of Issuer’s Principal Executive Offices
225 West Station Square Drive, Ste. 200 Pittsburgh, PA 15219
Item 2.
(a)	Name of Person Filing

Nicholas Csendes

(b)	Address of Principal Business Office or, if none, Residence
225 West Station Square Drive, Ste. 200 Pittsburgh, PA 15219
(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $.01 per share

(e)	CUSIP Number
036384	10 5

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

CUSIP No.	036384 10 5	Page 4 of 5

(e)	☐	An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,139,506

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote 2,139,506

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 2,139,506

(iv)	shared power to dispose or to direct the disposition of __________
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No.	036384 10 5	Page 5 of 5
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable
Item 8. Identification and Classification of Member of the Group
     Not Applicable
Item 9. Notice of Dissolution of Group
     Not Applicable
Item 10. Certification
     Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008	By:	/s/ Nicholas Csendes

Nicholas Csendes